UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number: 0-49706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willow Grove Bank 401(k)/ Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Willow Grove Bancorp, Inc.
Welsh and Norristown Roads
Maple Glen, Pennsylvania 19002

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the Willow Grove Bank 401(k)/ Employee Stock Ownership Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits, December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2003 and 2002

Notes to Financial Statements

Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WILLOW GROVE BANK 401(k)/ EMPLOYEE STOCK OWNERSHIP PLAN

June 23, 2004

By: ______________________
Frederick A. Marcell Jr.
Plan Administrator

KPMG

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Plan Admnistrator
Willow Grove Bancorp, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 23, 2004

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value (note 3)	$	12,091,404	6,817,704
Contributions receivable		1,117,532	734,892
Loans to participants		132,025	46,271
Total assets		13,340,961	7,598,867
Liabilities:			
Investment purchases payable		40,462	8,000
Excess contributions payable		—	12,498
Excess dividend payable		4,235	—
Total liabilities		44,697	20,498
Net assets available for plan benefits	$	13,296,264	7,578,369

See accompanying notes to financial statements.

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Investment income:		
Net appreciation in fair value of investments	$ 1,667,905	1,576,817
Interest and dividend income	218,311	156,856
Contributions:		
Employer	1,273,387	895,413
Participants	479,615	354,661
Rollovers	55,712	35,948
Transfer of assets from Money Purchase Plan (note 1)	2,594,049	—
Total additions	6,288,979	3,019,695
Deductions:		
Benefits paid to participants	571,084	50,606
Excess contributions to be refunded	—	12,498
Total deductions	571,084	63,104
Net increase	5,717,895	2,956,591
Net assets available for plan benefits:		
Beginning of year	7,578,369	4,621,778
End of year	$ 13,296,264	7,578,369

See accompanying notes to financial statements.

(1) Description of the Plan

The Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the Plan) was established effective January 1, 1993 by The Willow Grove Bank (the Bank) to recognize the contribution made to its operation by its employees. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

On December 31, 2003, the Bank merged the Willow Grove Bank Money Purchase Pension Plan (MPP) into the Plan by transferring $2,594,049 in net assets. Upon termination of the MPP, all of its participants were immediately fully vested in the benefits provided pursuant to the MPP.

(a) General

The Plan is a defined contribution profit sharing 401(k) plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees are eligible to participate in the Plan at age 21, after completing one year of service and being credited with 1,000 hours of service. However, for purposes of salary reduction contributions, an employee is eligible to participate in the Plan after completion of 90 days of service.

(b) Contributions

The Plan provides for elective employee contributions up to 10% of compensation and a matching bank contribution limited to 5%.

(c) Participant Accounts

Participants can elect to invest their account balances in any or all of the investment funds available.

Each participant's account is credited with their contribution, an allocation of the Bank's contribution and an allocation of fund earnings. The allocation of earnings is based on participant account balances, as defined in the Plan agreement. The allocation of the Bank's elective contribution is based on participant compensation and their election regarding the investment funds available.

(d) Vesting and Forfeitures

If a participant attains age 65, or becomes permanently and totally disabled or dies, then the full value of the Bank's contributions allocated to his or her account becomes vested in the participant (or in their successor interest in the event of death) and is nonforfeitable. Prior to the occurrence of such an event, the value of the Bank's contributions will vest in a participant, based on years of service, as defined. A participant is 100% vested after six years of service.

Notwithstanding the event that gives rise to a participant's termination of employment, the balance of the participant's contributions plus actual earnings thereon are always 100% vested and nonforfeitable.

(Continued)

If a participant permanently terminates his or her employment for reasons other than death, total disability or retirement and is not fully vested, then he or she will forfeit the nonvested balance in his or her account that is derived from Bank contributions. All sums forfeited are used to reduce the Bank's contribution. Prior to January 1, 2002, forfeitures were allocated to participants in proportion to employer total compensation. Forfeited amounts for the years ended December 31, 2003 and 2002 were $38,398 and $13,504, respectively. The 2003 forfeitures, in their entirety were used to reduce 2004 contributions and the 2002 forfeitures were reallocated among the existing participants on a pro rata basis based on their respective plan balances.

(e) Payment of Benefits

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death, or disability. Benefits are distributed to the participant or beneficiary in installments or in a lump-sum payment as provided in the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The Plan's financial statements have been prepared using the accrual basis of accounting.

(b) Investment Valuation

Investments are stated at fair value as reported by the Trustee as of December 31, 2003 and 2002, based on the reported values for the Vanguard Mutual Funds and the Willow Grove Bancorp, Inc. Common Stock. The Willow Grove Bank Fixed account is valued at cost, which approximates fair value. Accrued interest and dividends are separately stated.

(c) Investment Income

Investment income is recorded as earned on the accrual basis. Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined on an average-cost basis.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

(d) Plan Expenses

All administrative costs associated with the operation of the Plan and of record keeping are paid by the Bank in accordance with the terms of the Plan. Expenses associated with the mutual funds are paid by the Plan.

(Continued)

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The Plan provides for investment options in various mutual funds, Willow Grove Bancorp, Inc. stock and a bank savings account.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(g) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

		2003	2002
Investments at fair value:			
* Willow Grove Bank Money Market	$	3,915,933	1,215,505
* Willow Grove Bancorp, Inc. Stock		6,327,824	4,552,767

* Party-in-interest

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,667,074 and $1,576,817, respectively, as follows:

		2003	2002
Mutual funds	$	233,579	(130,037)
Common stock		1,434,326	1,706,854
Total investments		1,667,905	1,576,817

(Continued)

(4) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

		December 31	
		2003	2002
Net assets:			
* Willow Grove Bancorp, Inc. Common Stock Employee Stock Ownership Plan	$	3,305,206	1,816,672

		Years ended December 31	
		2003	2002
* Willow Grove Bancorp, Inc. Common Stock Employee Stock Ownership Plan:			
Changes in net assets:			
Contributions	$	1,091,512	734,892
Interest and dividends		—	—
Net appreciation (depreciation)		492,162	432,210
Benefits paid to participants		(68,501)	(9,535)
Forfeitures		(26,639)	(8,191)
	$	1,488,534	1,149,376

*Party-in-interest

(5) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

On August 8, 2002, the Bank received a favorable determination from the Internal Revenue Service that the Plan is currently designed in compliance with the applicable requirements of the *Internal Revenue Code*. The Plan's administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the *Internal Revenue Code*. Therefore, they believe that the Plan was qualified and the related trust was exempt from federal income taxes.

Schedule 1

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of investment		Fair value
Investments at fair value:			
The Vanguard Funds	Mutual fund, 1,195 shares in Vanguard European Index	$	26,285
The Vanguard Funds	Mutual fund, 3,137 shares in Vanguard Explorer		205,837
The Vanguard Funds	Mutual fund, 1,892 shares in Vanguard 500 Index Trust		194,210
The Vanguard Funds	Mutual fund, 6,120 shares in Vanguard Growth Index		152,507
The Vanguard Funds	Mutual fund, 2,568 shares in Vanguard Short-Term Federal Fund		27,167
The Vanguard Funds	Mutual fund, 8,545 shares in Vanguard Wellington Fund		246,187
The Vanguard Funds	Mutual fund, 2,319 shares in Vanguard Long-Term Corp. Bond		21,495
The Vanguard Funds	Mutual fund, 8,746 shares in Vanguard Wellesley Fund		182,887
The Vanguard Funds	Mutual fund, 6,913 shares in Windsor II - Admiral Shares		325,042
The Vanguard Funds	Money market fund, 466,030 shares in Prime Money Market Fund		466,030
* Willow Grove Bank	Money market fund, 3,915,933 shares Willow Grove Bank Fixed		3,915,933
* Willow Grove Bank	Common stock, 356,296 shares in Willow Grove Bancorp, Inc. Stock		6,327,824
		$	12,091,404
* Participant loans	Loans	$	132,025

* Party-in-interest

See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Willow Grove Bank 401(k)/Employee Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (No. 333-87214) on Form S-8 of Willow Grove Bancorp, Inc. of our report dated June 23, 2004, with respect to the statements of net assets available for plan benefits of the Willow Grove Bank 401(k)/ Employee Stock Ownership Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003, which report appears in the June 30, 2004, annual report on Form 11-K of Willow Grove Bank 401(k)/ Employee Stock Ownership Plan.

KPMG LLP

Philadelphia, PA
June 25, 2004